BC FORM 53-901.F
Form 25 (Securities Act, 1988 (Saskatchewan))

Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1 Reporting Issuer

ASIA PACIFIC RESOURCES LTD.
Suite 405 – 555 Sixth Street
New Westminster, B.C. V3L 5H1`

Item 2 Date of Material Change

January 16, 2004

Item 3 Press Release/Publication/Filing

A press release providing notice of the material change was issued on January 16, 2004 and distributed via CNN Matthews, to U.S. and Canadian "timely disclosure" lists and the European equivalent, together with the Toronto Stock Exchange.

Item 4 Summary of Material Change

Asia Pacific Resources Ltd. announces that Olympus Capital Holdings Asia I, L.P. has advanced a US$500,000 loan to the Company.

Item 5 Full Description of Material Change

Asia Pacific Resources Ltd. (the “Company”) announced that Olympus Capital Holdings Asia I, L.P. (“Olympus”) has advanced a US$500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes. The loan is for a term of one year, but may be extended in increments of six months by the agreement of the parties.

Should the Company undertake a third party financing of at least US$500,000, Olympus, subject to regulatory approval, will have the right to convert the loan into such security on the same terms as the financing.

Any proceeds from the sale by the Company or its subsidiary of any securities or assets in excess of amounts required for the development of its potash project may be required to be applied to repay the loan, if not converted by Olympus, subject to the Company maintaining adequate working capital.

This transaction is a related party transaction under applicable Canadian securities legislation as Olympus holds in excess of 50% of the issued capital of the Company and has three nominee directors on the Company’s board of directors. The terms and conditions of the loan and the benefits to the Company of obtaining this financing were reviewed and approved by those members of the Company’s Board of Directors who are at arm’s length to Olympus. The Company has closed this financing with a notice period of less than 21 days as this financing became available on favourable terms and is of benefit to the Company.

Item 6 Reliance on Confidentiality Provisions of the Securities Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officer

Contact: Doris Meyer
Telephone: 604-516-0566

Item 9 Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at New Westminster, B.C. this 16 day of January 2004.

Per:    “Doris Meyer”

  Doris Meyer
  Assistant Corporate Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NWFD]